Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation

Glass House Brands Inc. (“Glass House” or the “Company”)

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2.	Date of Material Change August 31, 2022.

Item 3.	News Release

The news release disclosing the material change was disseminated by the Company on September 1, 2022 through GlobeNewswire and is available on SEDAR (www.sedar.com) under the Company’s issuer profile.

Item 4.	Summary of Material Change

On August 31, 2022, the Company closed the first tranche of its previously announced non-brokered private placement (the “Offering”) of Series B Preferred Stock, face value US$1,000 per share of GH Group, Inc., a subsidiary of the Company. The initial closing of the Offering included approximately US$14.7 million of new money invested and approximately US$22.6 million face value of existing Series A Preferred Stock exchanged for new Series B Preferred Stock.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change Closing of the First Tranche of the Offering

On August 31, 2022, the Company closed the first tranche of the Offering. The initial closing of the Offering included approximately US$14.7 million of new money invested and approximately US$22.6 million face value of existing Series A Preferred Stock exchanged for new Series B Preferred Stock. A total of 37,337 shares of Series B Preferred Stock were issued, with an aggregate face value of approximately US$37.4 million. The Company expects to complete the Offering within 30 days of the initial closing, after which a total of approximately US$50.0 million of Series B Preferred Stock is expected to be outstanding.

The Company is using US$10.0 million of the cash proceeds from the Offering to repay an interim bridge loan from its senior lender and the balance for general working capital and transaction costs.

Holders of the Series B Preferred Stock are entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series B Preferred Stock (the “Initial Issuance”), 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the Initial Issuance. The dividend will accrue and be paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series B Preferred Stock remains outstanding after the 54-month anniversary of the Initial Issuance, the annual dividend shall thereafter be payable solely in cash at a rate of 20%.

The issuance of each share of Series B Preferred Stock with a face value of US$1,000 per share was accompanied by the delivery of 200 warrants (each, a “Warrant”) of the Company. Each Warrant has a five-year term and entitles the holder to purchase one new equity share in the capital of the Company (each, a “Warrant Share”) at a price of US$5.00 per Warrant Share subject to customary anti-dilution adjustments. The Company has the option to terminate any unexercised Warrants if the underlying shares trade at a price of at least US$12.00 per share, subject to customary anti-dilution provisions. As a condition to entering into the Offering, holders of Series A Preferred Stock who held existing warrants of the Company with a US$10.00 exercise price (“Existing Warrants”) agreed to the cancellation of such Existing Warrants, with 100 Existing Warrants to be cancelled for each share of Series B Preferred Stock that is issued in exchange for Series A Preferred Stock.

The Warrants, the Warrant Shares issuable upon exercise of the Warrants, and any equity shares into which the Warrant Shares may convert in accordance with their terms, are subject to a four-month statutory hold period from the date of issuance of the warrants under applicable Canadian securities laws.

As noted above, the intended use of net proceeds from the Offering of approximately US$26.5 million includes US$10 million to repay an interim bridge loan from the Company’s senior lender (as mentioned above) and approximately US$16.5 million for working capital and transaction costs. Prior to initial closing of the Offering, the Company had approximately US$99.5 million outstanding in senior secured debt, unsecured convertible debt and preferred equity. Following the final closing of the Offering, this amount is expected to increase to approximately US$116 million.

The securities issued pursuant to the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States absent registration or an applicable exemption from such registration requirements. This material change report does not constitute an offer to sell or a solicitation to buy such securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Disclosure Required by MI 61-101

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

a)	A description of the transaction and its material terms:

Certain directors and senior officers of the Company have received an aggregate of 1,603,075 Warrants and agreed to the cancellation of an aggregate of 742,534 Existing Warrants in connection with their participation in the Offering.

b)	The purpose and business reasons for the transaction:

As described above, the Company intends to use the proceeds from the Offering to repay an interim bridge loan from the Company’s senior lender and for working capital and transaction costs.

c)	The anticipated effect of the transaction on Glass House’s business and affairs:

See “The purpose and business reasons for the transaction” above. Prior to initial closing of the Offering, the Company had approximately US$99.5 million outstanding in senior secured debt, unsecured convertible debt and preferred equity. Following the final closing of the Offering, this amount is expected to increase to approximately US$116 million.

d)	A description of:

i.	The interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Each of Mr. Kyle Kazan, Mr. Graham Farrar, Ms. Jocelyn Rosenwald, Mr. Jamie Mendola, Mr. Mark Vendetti, Mr. John Brebeck and Mr. Hilal Tabsh is a “related party” of the Company pursuant to MI 61-101 (each, a “Participating Insider”). The Participating Insiders’ and associated entities of the Participating Insiders received an aggregate of 1,603,075 Warrants and agreed to the cancellation of an aggregate of 742,534 Existing Warrants in connection with their participation in the first tranche of the Offering.

ii.	The anticipated effect of the transaction on the percentage of securities of Glass House, or of an affiliated entity of Glass House, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage:

A table disclosing the anticipated effect of the Offering on the percentage of securities of the Company held by each Participating Insider is described in Schedule “A”.

e)	A discussion of the review and approval process adopted by the board of directors and the special committee, if any, of Glass House for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Resolutions of the disinterested members of the board of directors of the Company were passed approving the Offering. No special committee was established in connection with the transaction and no materially contrary view or abstention was expressed or made by any director.

f)	A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

g)	Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction

i.	That has been made in the 24 months before the date of the material change report:

Not applicable.

ii.	The existence of which is known, after reasonable enquiry to Glass House or to any director or officer of Glass House:

Not applicable.

h)	The general nature and material terms of any agreement entered into by Glass House, or a related party of Glass House, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the securities purchase and exchange agreements to acquire the securities pursuant to the Offering, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Offering. To the Company’s knowledge, no other related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Offering.

i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which Glass House is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 and the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.5(a) and section 5.7(1)(a), respectively, of MI 61-101, as the fair market value of the transaction, insofar as it involves related parties, is not more than the 25% of the Company’s market capitalization.

Section 5.2(2) of MI 61-101

The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each “related party” of the Company were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons.

5.2	Disclosure of Restructuring Transactions Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Mark Vendetti

Chief Financial Officer

Tel: (562) 264-5078

Item 9.	Date of Report

September 12, 2022

Forward-Looking Statements

This material change report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this material change report include, without limitation, the expected use of proceeds of the Offering, the completion of an additional closing, and the total amount of Series B Preferred Stock to be issued. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The forward-looking statements in this material change report speak only as of the date of this material change report or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SCHEDULE “A”

EFFECT OF OFFERING ON SECURITIES HELD BY PARTICIPATING INSIDERS

		BEFORE GIVING EFFECT TO THE OFFERING									AFTER GIVING EFFECT TO THE OFFERING
Insider(1)	Insider Relationship	Equity Shares(2)	Options	RSUs	Exchangeable Shares	Warrants	Holdings on Partially- Diluted Basis	Warrants Acquired	Subscription Amount(3)		Equity Shares	Options	RSUs	Exchangeable Shares	Warrants(4)	Holdings on Partially- Diluted Basis
		(#)	(#)	(#)	(#)	(#)	(%)	(#)	(US$)		(#)	(#)	(#)	(#)	(#)	(%)
Mr. Kyle Kazan	Chairman, CEO and Director of Glass House	3,944,831	165,601	860,241	12,201	592,027	11.64%	1,157,732	US$	5,788,671.89	3,944,831	165,601	860,241	12,201	1,170,895	12.69%
Mr. Graham Farrar	President and Director of Glass House	1,364,671	161,861	811,865	4,796	260,070	5.48%	311,678	US$	1,558,392.75	1,364,671	161,861	811,865	4,796	415,910	5.79%
Ms. Jocelyn Rosenwald	Director of Glass House	650,950	-	101,906	521	7,832	1.63%	15,665	US$	78,328.76	650,950	-	101,906	521	15,665	1.66%
Mr. Jamie Mendola	Director of Glass House	5,733	-	-	-	-	0.01%	50,000	US$	250,000	5,733	-	-	-	50,000	0.12%
Mr. Mark Vendetti	CFO of Glass House	-	-	300,000	-	-	0.64%	50,000	US$	250,000	-	-	300,000	-	50,000	0.75%
Mr. John Brebeck	VP, Investor Relations of Glass House	148,112	-	72,000	-	7,823	0.49%	14,000	US$	70,000	148,112	-	72,000	-	21,823	0.52%
Mr. Hilal Tabsh	Chief Revenue Officer of Glass House	-	-	300,000	-	-	0.64%	4,000	US$	20,000	-	-	300,000	-	4,000	0.65%
TOTAL		6,114,297	327,462	2,446,012	17,518	867,761	19.58%	1,603,075	US$	8,015,393.40	6,114,297	327,462	2,446,012	17,518	1,728,293	20.94%

Note:

(1)	Includes direct and indirect holdings.

(2)	Kyle Kazan, Graham Farrar and Jocelyn Rosenwald also hold, directly or indirectly, 2,025,244, 1,321,087 and 425,260 multiple voting shares of the Company, respectively. Multiple voting shares are not exchangeable for or convertible into subordinate voting shares, restricted voting shares or limited voting shares of the Company, and carry the right to 50 votes for every multiple voting share held.

(3)	Represents, in United States dollars, the face value of Series A Preferred Stock exchanged plus the amount of new money invested.

(4)	Net of cancellations of Existing Warrants, to which Participating Insiders agreed in connection with their participation in the Offering.